Valhi, Inc.
                          5430 LBJ Freeway, Suite 1700
                               Dallas, Texas 75240


                                 August 12, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Valhi, Inc.
                  File No. 1-5467
                  Annual Report on Form 10-K for the year ended December 31, 2004 Quarterly Report on Form10-Q for the quarter ended March 31, 2005

Ladies and Gentlemen:


     The following are the responses of Valhi, Inc. ("Valhi") to the comments contained in the Staff's letter dated July 28, 2005 (the "Comment Letter") concerning the above-referenced periodic reports. The responses are numbered to correspond to the numbers of the Comment Letter.

5.1 We note your determination that Valhi's investment in the LLC is a debt security and that its fair value is readily determinable. You state that Valhi's interest in the LLC is generally non-voting and does not grant Valhi a specific ownership percentage in the LLC's net assets. You further state that Valhi has no contingent liability exposure with respect to its investment in the LLC, and that Valhi has no ability to exert significant influence over the operating and financial policies of the LLC. We further note that, prior to its 1/3/97 reorganization as an LLC, the divested business generated consistent positive operating cash flows. It also appears that such positive cash flows have continued given the LLC's ability to meet its minimum cash distributions to Valhi. In your response to prior comment 6, you also observe that the LLC has always had access to credit facilities and has never needed any subordinated financing. Based on these factors, and the $158 million cash received from Snake River, it is not clear why the LLC investment was not initially recorded at a fair value approximating its $250 million redemption value. The excess of the investment's fair value over the $34 million cost basis of the transferred business world presumably have been recorded as a gain on sale of discontinued operations at 1/3/97. It appears inappropriate to defer recognition of the gain on your 1997 asset disposition until the date that Valhi redeems its LLC debt security. In this regard, we note that Valhi was first able to redeem its investment in 2002 and apparently has no economic incentive to exercise its redemption right since it would likely carry a negative cash flow impact due to the tax on the gain. Please clarify for us why the LLC debt security was not initially recorded at $250 million and why a gain has not been recognized on the sale.


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Securities and Exchange Commission
August 12, 2005
Page 2

     In determining the appropriate method to account for its interest in the LLC at its formation in January 1997, which LLC interest Valhi obtained in exchange for contributing the net assets represented by its former refined sugar operations to the LLC, Valhi made the following conclusions:

     o Valhi did not believe accounting for its interest in the LLC as a consolidated subsidiary was appropriate, since Valhi did not control the LLC. Please see our July 13, 2005 letter to the Staff for reasons why Valhi believes it does not control the LLC.

     o Valhi did not believe accounting for its interest in the LLC by the equity method was appropriate, since Valhi did not have the ability to exert significant influence over the operating and financial policies of the LLC. Please see our July 13, 2005 letter to the Staff for reasons why Valhi believes it does not have the ability to exert significant influence over the operating and financial policies of the LLC.

     o Valhi did not believe recording a gain through net income at 1/3/97 for financial reporting purposes, based on a $250 million value of its interest in the LLC, was appropriate because a sale had not yet been consummated, and the earnings process with respect to such investment was not yet complete. In making this conclusion that the earnings process was not yet complete and that a sale had not yet been consummated, Valhi noted that through its membership interest in the LLC, Valhi continues to have a large indirect interest in the assets it previously owned directly, and that Valhi is entitled to share in the future cash distributions with respect to such net assets, with such distributions being dependent in part on the operating performance of the LLC. Therefore, based on the guidance in paragraph 21(b) of APBO No. 29, Valhi concluded gain recognition was not appropriate, since Valhi's receipt of its LLC interest represented the exchange of a productive asset not held for sale in the ordinary course of business for a similar productive asset or an equivalent interest in the same or similar productive asset. Valhi also considered the guidance contained in EITF No. 86-29, which noted that no consensus was reached on the issue of whether "fair value accounting" was required in connection with the exchange of a controlled business for an investment in an entity that is not controlled, but is in the same line of business, and that individual facts and circumstances are required to be evaluated. Based on the facts and circumstances surrounding Valhi's interest in the LLC, and

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Securities and Exchange Commission
August 12, 2005
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          Valhi's  conclusions  regarding what  accounting  treatments  were not appropriate (continued consolidation of the LLC, accounting for the LLC interest by the equity method and gain recognition), Valhi concluded that the best application of GAAP would be to account for its interest in the LLC as a marketable debt security carried at fair value under SFAS No. 115. Valhi would recognize a gain in earnings when Valhi's interest in the LLC has been redeemed, since at that point Valhi would no longer have the large indirect interest in the assets it previously owned directly, and Valhi would no longer be entitled to share in the future cash distributions with respect to such net assets. As the Staff notes, the LLC Company Agreement first allowed Valhi to redeem its LLC interest in 2002, although under
          Valhi's  agreement  with  Snake  River's  senior  lenders,   Valhi  is
          prohibited from redeeming its interest in the LLC until one year after Snake River's senior term loan has been repaid in full. Prior to such redemption of Valhi's interest in the LLC, in determining how to measure the fair value of such LLC interest under SFAS No. 115, and considering the fact that Valhi has provided a portion of the funds to Snake River Sugar Company (through Valhi's subordinated loan to Snake River) that Snake River used to make its $250 million in loans to Valhi, Valhi concluded that the appropriate way to measure fair value would be to carry its interest in the LLC at each balance sheet date at the amount of net cash Valhi had actually received from Snake River Sugar Company, which is equal to $250 million (the amount of Valhi's loans from Snake River Sugar Company) less the outstanding principal balance of any subordinated loan Valhi has made to Snake River Sugar Company. Valhi believes this most accurately reflects the economics of the transaction at any point in time.

     Valhi is aware that subsequent to the issuance of EITF No. 86-29, and subsequent to the formation of the LLC and Valhi's receipt of its interest in the LLC in January 1997, additional authoritative guidance was issued that would indicate that gain recognition by Valhi upon receipt of its LLC interest might be appropriate, if such guidance had been issued and effective in January 1997. For example, in EITF No. 98-3, the SEC Observer stated (i) that pending final EITF resolution of what is meant by the term "similar" in paragraph 3(e) of APBO No. 29, the exchange of a consolidated business for an equity method investee in a public company, such that measurability and realizability are not in question, would result in gain recognition and (ii) that the exchange of a consolidated business for another consolidated business in the same line of business is accounted for as a fair value transaction. In addition, in EITF No. 00-5, the SEC Observer stated that the exchange of a business for any nonmonetary asset is not an exchange of productive assets and must be accounted for at fair value, unless fair value is not determinable within reasonable limits. However, none of this guidance is applicable to how Valhi would account for its interest in the LLC, either at formation of the LLC in January 1997 or subsequently, as (i) the SEC Observer's comments in EITF No. 00-5 were to be applied prospectively for transactions committed to after September 21, 2000 and (ii) the effective date of EITF No. 98-3, which was also to be adopted prospectively, was also after the formation date of the LLC.

     As noted above, and based on all facts and circumstances, Valhi concluded at the time that the best application of GAAP would be to account for its interest in the LLC as a marketable debt security carried at fair value

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Securities and Exchange Commission
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     under SFAS No. 115.  Because of the unusual and somewhat  complex nature of its interest in the LLC, and the transactions between Valhi and Snake River, Valhi believes it has provided extensive disclosure in its periodic reports surrounding the LLC and Snake River, including filing all of the agreements related to the LLC and Snake River to which Valhi is a party as exhibits to its periodic reports pursuant to Item 601 of Regulation S-K, all of which is intended to provide information to a reader of Valhi's financial statements to help them understand the nature of the underlying transactions.

6. We note that on 1/3/97 Snake River contributed $14 million cash to the LLC for its equity interest in the LLC. It appears that this amount may have been lent to Snake River by Valhi as part of the $192 million debt financing. Also, it is not clear whether the LLC has any significant equity on a GAAP basis given the redemption features and the guidance in SFAS 150. Please clarify for us how this impacts your analysis given the guidance in paragraph 5.a. of FIN 46(R).

     Please clarify for us why Snake River was unable to obtain enough third-party financing @ 1/3/97 to cover the $250 million loan. Please describe the composition of Snake River's stockholders and also the company's capital structure at 1/3/97.

     Please clarify for us the provision whereby Snake River absorbs LLC losses but Valhi does not. Article 8.2 of the Company Agreement appears to shield both members from the obligation to absorb losses.

     Funds for the January 1997 $14 million cash contribution made by Snake River to the LLC in exchange for Snake River's equity interest in the LLC, as well as funds used by Snake River to make its $250 million in loans to Valhi in January 1997, were provided by (i) the grower-members of Snake River, who contributed an aggregate of $89 million cash to Snake River upon its formation in late 1996 in return for the grower-members' ownership interest in Snake River, and (ii) Valhi's initial debt financing provided to Snake River. Since cash is fungible, it is not possible to designate how Snake River used the funds provided by such two sources in making its $14 million cash contribution to the LLC or in making its initial loans to Valhi.

     As of 1/3/97, Snake River reported patrons' equity (the term by which the Snake River agricultural cooperative refers as its stockholders' equity) of the $89 million cash capital contribution made by its grower-members. Snake River's "stockholders" at such date were comprised of the approximately 1,500 growers who grow and supply sugarbeets (the primarily raw material used in the manufacture of refined sugar) to the LLC.

     During 1996, while Valhi was negotiating with certain growers who comprised the executive management of Snake River regarding a transaction in which the growers would acquire control of the refined sugar operations previously conducted by a wholly-owned subsidiary of Valhi, Snake River was also negotiating with various third-party lenders about providing financing to Snake River to help fund Snake River's $250 million in loans to Valhi.

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Securities and Exchange Commission
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     Valhi was also a party to such negotiations, since such third-party lenders needed to have a complete understanding of both Snake River and Valhi, given the contemplated structure of the LLC's ownership. By the time Valhi and the executive management of Snake River were able to reach an agreement on the terms by which the growers would acquire control of the refined sugar operations in early January 1997, despite its best efforts Snake River had not yet been successful in obtaining its third-party financing. However, based on the status of the negotiations between Snake River and such third-party lenders in January 1997, and the strong desire on the part of Valhi as well as the executive management of Snake River to complete a transaction as quickly as possible, Valhi and Snake River completed the transaction in which the growers obtained control of such refined sugar operations. The desire to complete a transaction as quickly as possible was
     due  primarily  to  the  fact  that  negotiations   between  the  executive
     management of Snake River and Valhi had taken many months, in part because of the length of time required by the executive management of Snake River
     to  balance  the   differing   objectives   of  the   approximately   1,500
     grower-members of Snake River, and both parties felt that if a transaction was not completed as quickly as possible once the terms of the transfer of control had been agreed upon, the grower group might dissolve. Therefore, Valhi and Snake River completed the transfer of control in January 1997, and Valhi provided financing for a significant portion of Snake River's $250 million of loans it made to Valhi. Shortly thereafter, in May 1997, Snake River obtained $100 million of third-party financing, the proceeds of which were used to reduce Snake River's indebtedness owed to Valhi. The time required in order for Snake River to obtain such third-party financing took longer than Snake River had originally contemplated, primarily because it took longer than expected for the third-party lenders to (i) obtain a sufficient understanding and comfort level with the structure of the LLC, including its ownership, and (ii) become comfortable with lending to a company in the agricultural (refined sugar) business.

     Article 8.2 of the LLC Company Agreement states that Snake River is generally not obligated to make additional capital contributions to the LLC. However, as noted in our letter to the Staff dated July 13, 2005, the LLC varies the amount it pays for the sugarbeets supplied to the LLC in order to ensure that the LLC generates sufficient cash flows to meet the minimum distribution levels to Valhi and prevent Valhi from ever having the ability to temporarily take control of the LLC. Legally, the LLC purchases such sugarbeets from Snake River (Snake River in turn has purchased the sugarbeets from its grower-members). Therefore, because the LLC varies the amount it pays to Snake River for supplying sugarbeets to the LLC in order to ensure that the LLC generates sufficient cash flows to meet the minimum distribution levels to Valhi and prevent Valhi from ever having the ability to temporarily take control of the LLC, Snake River is effectively absorbing any losses the LLC might otherwise generate.

     Paragraph 9 of SFAS No. 150 defines a mandatorily redeemable financial instrument as one that embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring assets at a specified or

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Securities and Exchange Commission
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     determinable  date or upon an event certain to occur.  There is no fixed or determinable date upon which Valhi's interest in the LLC is redeemable, nor is it certain that either Valhi or the LLC would exercise their redemption rights with respect to Valhi's interest in the LLC. Because Valhi concluded its interest in the LLC is not mandatorily redeemable, as defined in SFAS No. 150, Valhi believes that any equity associated with Valhi's interest in the LLC would be classified as part of the LLC's total equity on a GAAP basis, and eligible for consideration as equity at risk under the guidance of footnote 5 to paragraph 5(a) of FIN No. 46R. In addition, FASB Staff Position No. 150-3 indefinitely deferred the effective date for mandatorily redeemable financial instruments issued by certain nonpublic entities, including the LLC. Therefore, Valhi does not believe SFAS No. 150 has any impact on its conclusions regarding the LLC and FIN No. 46R, as outlined in our July 13, 2005 letter to the Staff.


     If you have any questions regarding the foregoing, please feel free to contact the undersigned at 972-450-4261.

                                     Very truly yours,



                                     Bobby D. O'Brien
                                     Vice President and Chief Financial Officer




CC:      Nilima N. Shah, Division of Corporation Finance

         Al Pavot, Division of Corporation Finance